UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
KEY ENERGY SERVICES, INC.
(Name of Issuer)
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)
492914106
(CUSIP Number)
John A. Tisdale, Esq.
General Counsel
ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Telephone: (617) 531-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 2, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	492914106	Page	2	of	23 Pages

1	NAME OF REPORTING PERSON OFS Energy Services, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,685,817 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

309,817 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,685,817 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%***

14	TYPE OF REPORTING PERSON

CO
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Schedule 13D relating to shares of Common Stock of Key Energy Services, Inc. filed on October 12, 2010 (the “Base Schedule 13D”).
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

SCHEDULE 13D

CUSIP No.	492914106	Page	3	of	23 Pages

1	NAME OF REPORTING PERSON OFS Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,704,302 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

328,302 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,704,302 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%***

14	TYPE OF REPORTING PERSON

CO
* 18,485 of such shares are directly beneficially owned by OFS Holdings, LLC and 2,685,817 of such shares are indirectly beneficially owned solely in its capacity as controlling owner of the membership interests of OFS Energy Services, LLC.
** 2,376,000 shares of the Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Base Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

SCHEDULE 13D

CUSIP No.	492914106	Page	4	of	23 Pages

1	NAME OF REPORTING PERSON OFS Holdings Finance, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,185,504 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

809,504 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,185,504 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%***

14	TYPE OF REPORTING PERSON

CO
* 481,202 of such shares are directly beneficially owned by OFS Holdings Finance, LLC and 2,704,302 of such shares are indirectly beneficially owned solely in its capacity as controlling owner of the membership interests of OFS Holdings, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Base Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

SCHEDULE 13D

CUSIP No.	492914106	Page	5	of	23 Pages

1	NAME OF REPORTING PERSON ArcLight Energy Partners Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,185,504 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

809,504 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,185,504 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%***

14	TYPE OF REPORTING PERSON

PN
* Solely in its capacity as owner of 100% of the membership interests of OFS Holdings Finance, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Base Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

SCHEDULE 13D

CUSIP No.	492914106	Page	6	of	23 Pages

1	NAME OF REPORTING PERSON ArcLight PEF GP III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,185,504 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

809,504 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,185,504 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%***

14	TYPE OF REPORTING PERSON

CO
* Solely in its capacity as general partner of ArcLight Energy Partners Fund III, L.P.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Base Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

SCHEDULE 13D

CUSIP No.	492914106	Page	7	of	23 Pages

1	NAME OF REPORTING PERSON ArcLight Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,185,504 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

809,504 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,185,504 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%***

14	TYPE OF REPORTING PERSON

CO
* Solely in its capacity as investment advisor of ArcLight Energy Partners Fund III, L.P.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Base Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

SCHEDULE 13D

CUSIP No.	492914106	Page	8	of	23 Pages

1	NAME OF REPORTING PERSON ArcLight Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,185,504 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

809,504 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,185,504 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%***

14	TYPE OF REPORTING PERSON

CO
* Solely in its capacity as the sole manager of ArcLight Capital Partners, LLC and ArcLight PEF GP III, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Base Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

SCHEDULE 13D

CUSIP No.	492914106	Page	9	of	23 Pages

1	NAME OF REPORTING PERSON Daniel R. Revers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,185,504 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

809,504 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,185,504 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%***

14	TYPE OF REPORTING PERSON

IN
* Solely in his capacity as manager of ArcLight Capital Holdings, LLC, Managing Partner of ArcLight Capital Partners, LLC and director and chairman of each of OFS Energy Services, LLC and OFS Holdings, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Base Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

SCHEDULE 13D

CUSIP No.	492914106	Page	10	of	23 Pages

1	NAME OF REPORTING PERSON Robb E. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,185,504 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

809,504 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,185,504 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%***

14	TYPE OF REPORTING PERSON

IN
* Solely in his capacity as manager of ArcLight Capital Holdings, LLC and Senior Partner of ArcLight Capital Partners, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 of the Base Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011, that 142,623,972 shares of Common Stock were outstanding on March 14, 2011.

     This Amendment No. 3 to the Schedule 13D relating to shares of common stock, par value $0.10 per share (the “Common Stock”), of Key Energy Services, Inc., a Maryland corporation (the “Issuer” or “Key”), filed on October 12, 2010 (the “Base Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on November 22, 2010 (“Amendment No. 1”), and as further amended by Amendment No. 2 to Schedule 13D, filed on January 18, 2011 (“Amendment No. 2”, and together with the Base Schedule 13D and Amendment No. 1, the “Schedule 13D”), is being jointly filed pursuant to a joint filing agreement attached as Exhibit 99.4 to the Base Schedule 13D, by the following persons to amend and supplement the Items set forth below: OFS Energy Services, LLC, OFS Holdings, LLC, OFS Holdings Finance, LLC, ArcLight Energy Partners Fund III, L.P., ArcLight PEF GP III, LLC, ArcLight Capital Partners, LLC, ArcLight Capital Holdings, LLC, Daniel R. Revers and Robb E. Turner.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and supplemented by deleting Items 5(a), 5(b) and 5(e) and adding the following:
     (a),(b) and (e) On November 10, 2010, OFS Energy distributed 12,967,408 shares of the Consideration Shares (1) to the members of OFS Energy in an in-kind, pro rata distribution in respect of their ownership interests in OFS Energy and (2) to certain other persons pursuant to the OFS Energy Services, LLC Transaction Bonus Plan, a copy of which is attached as Exhibit 99.2 to the Base Schedule 13D (“Transfer I”). On that same day, OFS Holdings distributed 104,749 of the shares received in Transfer I to certain former employees of OFS Holdings pursuant to the OFS Holdings, LLC Amended and Restated Participation Incentive Plan, a copy of which is attached as Exhibit 99.3 to the Base Schedule 13D (“Transfer II”). On January 7, 2011, OFS Holdings transferred 11,351,551 shares of the Consideration Shares received in Transfer I to its member, OFS Finance, 10,870,349 of which were transferred in an in-kind, pro rata distribution to OFS Finance in respect of its membership interest in OFS Holdings, and 481,202 of which were distributed to OFS Finance in exchange for OFS Finance’s agreement to cause OFS Holdings to distribute cash to the minority member of OFS Holdings in lieu of such member’s pro rata allocation of the Consideration Shares (“Transfer III”). On April 1, 2011, OFS Energy distributed 99,069 shares of the Consideration Shares to certain persons pursuant to the OFS Energy Services, LLC Transaction Bonus Plan (“Transfer IV”). On April 4, 2011, OFS Energy distributed 54,939 shares of the Consideration Shares to certain persons pursuant to the OFS Energy Services, LLC Transaction Bonus Plan (“Transfer V”). On May 2, 2011, OFS Finance sold an aggregate of 10,870,349 shares of Consideration Shares at a price per share of $17.63 through a block trade with a broker-dealer to whom it paid customary brokerage fees (“Transfer VI”). These shares of Consideration Shares were sold by OFS Finance pursuant to Rule 144 under the Securities Act, and accordingly a Form 144 was filed by OFS Finance with the SEC on May 2, 2011, which disclosed that the maximum number of shares that could be sold during the three month period covered by the Rule 144 filing would be 10,870,349 shares.
     Following Transfer VI, as of May 4, 2011, the interests in the Common Stock of each Reporting Person is as follows (the percentages set forth in this Item 5 are calculated based upon the number of shares of Common Stock outstanding as of March 14, 2011 based on the Issuer’s disclosure in its Proxy Statement for the 2011 Annual Meeting of Stockholders on Schedule 14A, filed April 13, 2011):
     (i) OFS Energy beneficially owns an aggregate of 2,685,817 shares of Common Stock, representing 1.9% of the outstanding shares of Common Stock. OFS Energy has the shared power to vote or direct the vote of 2,685,817 shares of Common Stock and the shared power to dispose of or direct the disposition of 309,817 shares of Common Stock. OFS Energy ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on November 10, 2010.

     (ii) OFS Holdings beneficially owns an aggregate of 2,704,302 shares of Common Stock, representing 1.9% of the outstanding shares of Common Stock. OFS Holdings directly beneficially owns 18,485 of such shares, and may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the 2,685,817 shares of Common Stock beneficially owned by OFS Energy by means of its ownership of membership interests of OFS Energy. OFS Holdings has the shared power to vote or direct the vote of 2,704,302 shares of Common Stock and the shared power to dispose of or direct the disposition of 328,302 shares of Common Stock. OFS Holdings ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on January 7, 2011.
     (iii) OFS Finance beneficially owns an aggregate of 3,185,504 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock. OFS Finance directly beneficially owns 481,202 of such shares, and may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the 2,704,302 shares of Common Stock beneficially owned by OFS Holdings by means of its ownership of membership interests of OFS Holdings. OFS Finance has the shared power to vote or direct the vote of 3,185,504 shares of Common Stock and the shared power to dispose of or direct the disposition of 809,504 shares of Common Stock. OFS Finance ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 2, 2011.
     (iv) ArcLight Fund III owns membership interests of OFS Finance and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) 3,185,504 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock. ArcLight Fund III has the shared power to vote or direct the vote of 3,185,504 shares of Common Stock and the shared power to dispose of or direct the disposition of 809,504 shares of Common Stock. ArcLight Fund III ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 2, 2011.
     (v) ArcLight PEF GP III is the sole general partner of ArcLight Fund III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) 3,185,504 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock. ArcLight PEF GP III has the shared power to vote or direct the vote of 3,185,504 shares of Common Stock and the shared power to dispose of or direct the disposition of 809,504 shares of Common Stock. ArcLight PEF GP III ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 2, 2011.
     (vi) ArcLight Capital Partners is the investment advisor of ArcLight Fund III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) 3,185,504 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock. ArcLight Capital Partners has the shared power to vote or direct the vote of 3,185,504 shares of Common Stock and the shared power to dispose of or direct the disposition of 809,504 shares of Common Stock. ArcLight Capital Partners ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 2, 2011.
     (vii) ArcLight Capital Holdings is the sole manager of ArcLight PEF GP III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) 3,185,504 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock. ArcLight Capital Holdings has the shared power to vote or direct the vote of

3,185,504 shares of Common Stock and the shared power to dispose of or direct the disposition of 809,504 shares of Common Stock. ArcLight Capital Holdings ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 2, 2011.
     (viii) Mr. Revers is the manager of ArcLight Capital Holdings, Managing Partner of ArcLight Capital Partners and director and chairman of each of the OFS Entities and as a result may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) 3,185,504 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock. Mr. Revers has the shared power to vote or direct the vote of 3,185,504 shares of Common Stock and the shared power to dispose of or direct the disposition of 809,504 shares of Common Stock. Mr. Revers ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 2, 2011.
     (ix) Mr. Turner is the manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) 3,185,504 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock. Mr. Turner has the shared power to vote or direct the vote of 3,185,504 shares of Common Stock and the shared power to dispose of or direct the disposition of 809,504 shares of Common Stock. Mr. Turner ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 2, 2011.
     (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any persons identified in Item 2, during the past sixty days.
     (d) Except as described in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
* * *
     Each of the undersigned is responsible for the accuracy and completeness of the information in this Schedule 13D concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Schedule 13D concerning any other signatories.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

OFS Energy Services, LLC

By:	/s/ Daniel R. Revers

Name: Daniel R. Revers
Title: Chairman

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

OFS Holdings, LLC

By:	/s/ Daniel R. Revers

Name: Daniel R. Revers
Title: Chairman

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

OFS Holdings Finance, LLC

By:	/s/ Daniel R. Revers

Name: Daniel R. Revers
Title: President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

ArcLight Energy Partners Fund III, L.P.

By:	ArcLight PEF GP III, LLC, the sole general partner

	By:	ArcLight Capital Holdings, LLC, the sole manager

		By:	/s/ Daniel R. Revers

Name: Daniel R. Revers
Title: Manager

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

ArcLight PEF GP III, LLC

By:	ArcLight Capital Holdings, LLC, the sole manager

	By:	/s/ Daniel R. Revers

Name: Daniel R. Revers
Title: Manager

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

ArcLight Capital Holdings, LLC

By:	/s/ Daniel R. Revers

Name: Daniel R. Revers
Title: Managing Partner

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

ArcLight Capital Partners, LLC

By:	/s/ Daniel R. Revers

Name: Daniel R. Revers
Title: Managing Partner

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

/s/ Daniel R. Revers
Daniel R. Revers

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2011.

/s/ Robb E. Turner
Robb E. Turner